Exhibit (a)(5)(D)

[NetManage Letterhead]

September 12, 2006

Riley Investment Management, LLC

11100 Santa Monica Boulevard, Suite 810

Los Angeles, California 90025

Attention: Bryant R. Riley

Zeff Capital Partners, L.P.

50 California Street, Suite 1500

San Francisco, CA 94111

Attention: Daniel Zeff

Dear Messrs. Riley and Zeff:

NetManage, Inc. (“NetManage”) has received your letter to the Board of Directors of NetManage dated August 31, 2006 (the “August 31 Letter”) informing us of your interest in acquiring all of the outstanding shares of NetManage common stock that you do not already own for $5.25 per share in cash.

NetManage has preliminarily reviewed the August 31 Letter and discussed it with the Board of Directors of NetManage and its advisors. The Board of Directors, consistent with its fiduciary duties, will continue to review and discuss the August 31 Letter and evaluate whether the transaction contemplated thereby (the “Transaction”) is in the best interests of NetManage and its stockholders.

As an initial matter, while we have not yet undertaken an evaluation of the Transaction (including its financial terms), in order for the August 31 Letter and the Transaction to be fully evaluated, NetManage hereby requests additional information from you about the Transaction. Please provide responses to the following information requests:

•	Background: Please provide additional background information about each of Riley Investment Management, LLC and Zeff Capital Partners, L.P. In particular, please provide information on each of your management teams, amounts of funds under management, amounts of funds available for investment, track records for initiating and completing acquisitions of public companies, average size of your equity investment in acquisitions and third party financing sources for such acquisitions. In addition, please explain what historic and current relationships exist between Riley Investment Management, LLC and any of its affiliates (including, but not limited to B. Riley & Co., Inc.) and Zeff Capital Partners, L.P. and any of its affiliates.

•	Financing: Please describe the amount and type of financing from third party sources that is required to complete the Transaction. In addition, please describe what discussions, if any, you have had with potential financing sources and the status of any commitment(s) to provide such financing. At what point do you expect to obtain definitive commitments (not subject to any contingencies) to provide the financing?

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Conditions: The August 31 Letter states that “Our proposal is conditioned upon, among other things, completion of satisfactory due diligence, completion of our financing plan, negotiation of mutually acceptable definitive agreements (and the conditions set forth in such agreements) and reaching agreement with a sufficient number of managers to continue their involvement with the Company following the transaction on mutually satisfactory terms.” Please describe what conditions to the consummation of the Transaction you expect to have in the definitive agreements.

•	Post-Closing Management: Please describe the terms on which you expect to retain the management of NetManage post-closing, as referenced in the August 31 Letter.

•	Speed to Complete the Transaction: The August 31 Letter states that “time is of the essence and your prompt consideration of this proposal is requested.” Please provide your intended timeline for significant events related to the Transaction, including your expectation for (i) the amount of time you would require to complete your due diligence, (ii) when you would provide an initial draft of the definitive merger agreement, (iii) when you would have obtained definitive financing commitments, (iv) when you would execute the definitive documentation and (v) when the Transaction would close.

•	Other Matters: Please let us know if there are any other matters of which you think the Board of Directors should be aware as it evaluates the Transaction.

This information will be used to help the Board of Directors and its advisors evaluate the Transaction. Accordingly, please provide us with this additional information and any related documentation at your earliest convenience so that we may respond to the August 31 Letter promptly. Of course, NetManage and its Board of Directors may have other information requests in the course of its review and consideration of the August 31 Letter.

Finally, please be advised that this letter is intended only to request additional information in order to assist the Board of Directors and its advisors in its review and discussion of the August 31 Letter and the Transaction. Please be further advised that NetManage shall not be deemed to be legally obliged to engage in any discussions either regarding or to consummate any transaction, unless and until any definitive acquisition documents have been executed by NetManage. Thank you for your interest in NetManage. I look forward to hearing from you shortly.

Regards,

/s/ Zvi Alon

Zvi Alon

Chairman of the Board of Directors,

Chief Executive Officer & President

cc:	Andrew E. Nagel, Esq.

Kirkland & Ellis LLP

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